UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Levi Strauss & Co.
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

52736R102
(CUSIP Number)

March 29, 2021
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52736R102	13G	Page 2 of 6 Pages
1	NAME OF REPORTING PERSON Kathryn A. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,175,675
	6	SHARED VOTING POWER 857,020
	7	SOLE DISPOSITIVE POWER 3,175,675
	8	SHARED DISPOSITIVE POWER 857,020
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,032,695
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)	Name of Issuer:

Levi Strauss & Co.

Item 1(b)	Address of Issuer's Principal Executive Offices:

1155 Battery Street
San Francisco, CA 94111

Item 2(a)	Name of Person Filing:

Kathryn A. Hall

Item 2(b)	Address or Principal Business Office or, if none, residence:

One Maritime Plaza, 6th Floor
San Francisco, CA 94111

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number:

52736R102

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)
Amount beneficially owned: 4,032,695

The following shares are indirectly beneficially owned by Ms. Hall. Each share of Class B Common Stock is convertible into one share of Class A Common Stock.
(i) 881,415 shares of Class A Common Stock and 2,115,410 shares of Class B Common Stock held by a limited liability company, of which Ms. Hall is Manager, for the benefit of others and for which Ms. Hall has sole voting and investment power.
(ii) 178,850 shares of Class B Common Stock held by trusts, of which Ms. Hall is Trustee, for the benefit of others and for which Ms. Hall has sole voting and investment power.
(iii) 84,840 shares of Class A Common Stock and 772,180 shares of Class B Common Stock held by trusts, of which Ms. Hall is Co-Trustee, for the benefit of others and for which Ms. Hall has shared voting and investment power.

(b)
Percent of class: 4.8%

Based on (x) the 80,774,783 shares of Class A Common Stock outstanding as of February 26, 2021 as reported by the Issuer’s Definitive Proxy Statement on Schedule 14A filed on March 9, 2021, plus (y) the 3,066,440 shares of Class B Common Stock held by the entities described above in 4(a) as of March 29, 2021, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the reporting person.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 3,175,675

	(ii)	Shared power to vote or to direct the vote: 857,020

	(iii)	Sole power to dispose or to direct the disposition of: 3,175,675

	(iv)	Shared power to dispose or to direct the disposition of: 857,020

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 19, 2021

/s/ Kathryn A. Hall
Signature

Kathryn A. Hall
Name/Title